SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE - São Paulo, May 7, 2015 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the first quarter ended March 31, 2015.

GAFISA RELEASES
1Q15 RESULTS

MANAGEMENT COMMENTS AND HIGHLIGHTS

The first quarter of 2015 marked a turning point in Gafisa’s profitability. We are pleased to report that consolidated net income totaled R$31.6 million, of which the Tenda segment contributed R$11.4 million thanks to the increasing contribution of more profitable projects launched under the New Model. The Gafisa segment achieved net income of R$20.2 million, driven by the sale of inventory, cost reductions and equity income from Alphaville. This achievement is the result of the successful execution of our turnaround plan, which is based on three strategic pillars: improved operating efficiency, risk management and capital discipline.

The results are aligned with the Company’s strategy of improving operating performance and increasing profitability, despite challenges in the broader operating environment. These include interest rate, inflation and exchange rate movements which are directly impacting both consumer and investor confidence.

Within this context, we would like to highlight a substantial year-over-year increase in margin due to the solid performance of Gafisa’s and Tenda’s projects. The consolidated adjusted gross margin reached 34.5% in the first quarter, which is approximately 4 percentage points higher than the previous year. The Gafisa segment maintained stable results, with an adjusted gross margin of 36.9% in the quarter. At the same time, the increasing contribution of newer and more profitable projects launched under the New Model within Tenda led the segment to record an adjusted gross margin of 30.0%, which is considerably higher than 1Q14.

In keeping with the shift to a more conservative strategy amid greater risk aversion in the market, the Gafisa segment launched only one project during the quarter. Instead, we focused our efforts on reducing inventory levels, which accounted for approximately 92% of net pre-sales of R$179.8 million in the quarter. It is also worth highlighting strong delivery volumes in the Gafisa segment during the period: totaling 1,847 units and R$569.5 million in PSV, which equates to almost half of full year 2014 deliveries. The result benefited the level of transfers, which reached R$198.0 million, but negatively impacted cancellations, which reached R$124.8 million in 1Q15.

We ended the first quarter having achieved a 9.8%, or R$2.1 billion, reduction in inventory in the Gafisa segment. As a result, just 12.6% relates to completed projects. Of this amount, 44%, or R$115 million, pertains to

1

discontinued locations. The performance of inventory sales contributed to the sales speed, which was 8.0% in 1Q15.

Amid the likely continuation of current economic conditions, we expect to take a conservative approach to launch activity throughout the remainder of the year. We will seek to balance the placement of new products in the market, prioritizing those with more liquidity, in order to achieve satisfactory sales and profitability levels.

Turning to the Tenda segment, we entered into 2015 with the intention of winding-down our remaining legacy projects. Accordingly, there are only 2 construction sites where work remains underway, and these should be delivered in the coming months. Our focus is on increasing the segment’s scale through higher launch volumes under the New Model. In 1Q15, 6 projects/phases were launched, totaling R$238.3 million, located in the states of São Paulo, Rio de Janeiro, Bahia and Pernambuco.

One of the most important highlights of the quarter in the Tenda segment was the strong level of sales speed achieved. The first quarter result of 23.3% reflected greater product availability after two quarters with high volume of launches, strong demand in the low income segment and the strong reduction in the volume of dissolutions observed during the period. As a result, net pre-sales increased significantly, totaling R$243.5 million, the highest level since the 4Q10.

Tenda delivered 6 projects during the quarter, representing 1,687 units and R$216.3 million in PSV, of which 50% (739 units, or R$102.3 million) were under the New Model.

The Tenda segment’s solid operating performance positively impacted its financial result, with adjusted gross income reaching R$53.8 million in 1Q15. The adjusted gross margin remained in the range of 28-30%, as it has since 2Q14.

Tenda has continued its efforts to achieve greater economies of scale by increasing launches and implementing strategies designed to ensure strong sales speed. The evolution in recent operating results in the last three quarters reinforces our confidence in the New Model.

On a consolidated basis, Gafisa and Tenda launched R$313.6 million in 1Q15, with net pre-sales of R$423.3 million. Adjusted gross profit was R$179.3 million, with margin of 34.5% in the quarter.

We are focused on achieving greater efficiency and productivity over the course of the business cycle, both in Gafisa and Tenda. In terms of selling and administrative expenses, the Gafisa segment achieved a 16.5% reduction on a year-over-year basis and a 21.7% decline compared with the fourth quarter of 2014. In the Tenda segment, the decrease was 9.6% y-o-y and 21.6% compared to 4Q14.

As a result of these initiatives, consolidated net income for the quarter was a positive result of R$31.6 million, consisting of net income of R$20.2 million from Gafisa and R$11.4 million at Tenda.

At the end of March 2015, the Net Debt / Shareholder’s Equity ratio reached 50.0%, slightly higher than the 47.1% registered in the previous quarter. Excluding financing for projects, the Net Debt / Shareholder’s Equity ratio was negative 15.7%. In the 1Q15, due to a higher volume of landbank acquisitions at Tenda, the Company recorded operating cash generation of R$15.1 million, with cash consumption of R$69.8 million.

Work related to the potential separation of the Gafisa and Tenda business units is continuing, with the goal of meeting the conditions deemed necessary for implementation of the plan. Since the beginning of 2014, a number of steps have already been completed, while some of the actions are still underway, including, for example, defining the appropriate capital structure for each of the business units. Taking into consideration that this is a necessary step in the separation process, it is still not possible to determine when the potential separation will be concluded, with the possibility that it could extend into 2016.

2

Finally, we would like to highlight our satisfaction with the evolution of the business cycles at both Gafisa and Tenda. In recent years, both companies have strengthened and improved their operating and financial cycles, positioning them well for the challenges facing the sector in 2015. The Company has maintained its focus on achieving superior operating performance and continues to be guided, at all times, by capital discipline, the achievement of higher profitability and the generation of value for its shareholders and other stakeholders.

Sandro Gamba Chief Executive Officer – Gafisa S.A.	Rodrigo Osmo Chief Executive Officer – Tenda S.A.

3

MAIN CONSOLIDATED FIGURES

Table 1. Operating and Financial Highlights – (R$000, and % Company)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Launches	313,581	241,549	30%	535,379	-41%
Launches, Units	1,950	1,660	17%	1,866	5%
Net Pre-sales	423,344	303,888	39%	239,323	77%
Pre-sales, Units	1,908	1,215	57%	767	149%
Pre-sales of Launches	59,716	150,409	-60%	58,171	3%
Sales over Supply (SoS)	12.8%	8.9%	390 bps	7.5%	530 bps
Delivered projects (PSV)	785,748	726,213	8%	557,508	41%
Delivered projects, Units	3,534	3,036	16%	1,796	97%
Net Revenue	519,501	649,276	-20%	432,701	20%
Adjusted Gross Profit[1]	179,302	196,068	-9%	132,093	36%
Adjusted Gross Margin[1]	34.5%	30.2%	430 bps	30.5%	400 bps
Adjusted EBITDA[2]	96,363	71,725	34%	26,470	264%
Adjusted EBITDA Margin[2]	18.6%	11.0%	750 bps	6.1%	1,250 bps
Net Income (Loss)	31,651	8,045	293%	(39,791)	180%
Backlog Revenues	930,601	1,025,195	-9%	1,641,262	-43%
Backlog Results[3]	367,567	396,444	-7%	593,755	-38%
Backlog Margin[3]	39.5%	38.7%	83 bps	36.2%	332 bps
Net Debt + Investor Obligations	1,535,215	1,440,300	7%	1,403,824	9%
Cash and cash equivalents	1,116,168	1,157,254	-4%	1,563,226	-29%
Shareholders’ Equity	3,066,952	3,055,345	0%	3,106,358	-1%
Shareholders’ Equity + Minority	3,070,891	3,058,403	0%	3,129,511	-2%
Total Assets	7,333,898	7,205,851	2%	7,618,111	-4%
(Net Debt + Obligations) / (SE + Minority)	50.0%	47.1%	290 bps	44.9%	513 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638

4

FINANCIAL RESULTS

•         Net revenue recognized by the “PoC” method was R$340.1 million in the Gafisa segment and R$179.4 million in the Tenda segment. This resulted in consolidated revenue of R$519.5 million in the first quarter, an increase of 20.1% year on year, and a reduction of 20.0% from the previous quarter.

•         Adjusted gross profit for 1Q15 was R$149.2 million, up from R$97.3 million in 1Q14 and stable from the R$150.6 million in the previous quarter. Adjusted gross margin reached 34.5% versus 30.5% in the prior-year period and 30.2% in the 4Q14. Gafisa’s contribution was an adjusted gross profit of R$125.5 million, with an adjusted gross margin of 36.9%, while Tenda’s contribution was an adjusted gross profit of R$53.8 million, with a margin of 30.0% in 1Q15.

•         Adjusted EBITDA was R$96.4 million in 1Q15, with margin of 18.6%, an increase of 12.4 p.p. y-o-y and of750 bps q-o-q. The Gafisa segment reported adjusted EBITDA of R$58.3 million, while the Tenda segment’s adjusted EBITDA was positive R$21.1 million. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect.

•         The Company reported positive net income of R$31.6 million in the first quarter. Gafisa reported a net profit of R$20.2 million, while Tenda reported a profit of R$11.4 million.

•         Operating cash generation reached R$15.1 million in the 1Q15. In the period, net cash consumption of R$69.8 million was recorded.

OPERATING RESULTS

•         Launches totaled R$313.6 million in the 1Q15, encompassing 7 projects in the states of São Paulo, Rio de Janeiro, Bahia and Pernambuco, compared to R$241.5 million in 4Q14. The Gafisa segment accounted for 24% of the first quarter launches, while the Tenda segment accounted for the remaining 76%.

•         Net pre-sales totaled R$423.3 million in the 1Q15, of which R$179.8 million related to Gafisa and R$243.5 million to Tenda. The result is well above net pre-sales totaling R$239.3 million in the 1Q14. Consolidated sales from launches in the quarter represented 14.1% of the total, while sales from inventory comprised the remaining 85.9%.

•         Consolidated sales over supply (SoS) reached 12.8% in 1Q15, compared to 8.9% in 4Q14 and 7.5% in 1Q14. Over the past 12 months, Gafisa’s SoS was 27.9%, while Tenda’s was 42.2%.

•         Consolidated inventory at market value decreased R$249.7 million in the quarter, reaching R$2.9 billion. Gafisa’s inventory totaled R$2.1 billion and Tenda’s inventory totaled R$803.5 million.

•         Throughout the first quarter, the Company delivered 15 projects/phases, totaling 3,534 units, representing R$785.7 million in PSV. The Gafisa segment delivered 1,847 units, while the Tenda segment delivered the remaining 1,687 units.

5

ANALYSIS OF RESULTS

GAFISA SEGMENT

Results Benefited from Growth in Revenues and Consistent Gross Margin, Reduction in Selling, General and Administrative Expenses and the contribution of Alphaville Results

Table 2. Gafisa Segment – Operating and Financial Highlights – (R$000, and % Gafisa)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Launches	75,227	-	-	289,145	-74%
Net pre-sales	179,807	177,294	1%	187,555	-4%
Net pre-sales of Launches	14,436	57,770	-75%	37,915	-62%
Sales over Supply (SoS)	8.0%	7.2%	80 bps	7.9%	10 bps
Delivered projects (Units)	1,847	1,412	31%	524	252%
Net Revenue	340,058	490,947	-31%	326,750	4%
Adjusted Gross Profit[1]	125,502	150,806	-17%	116,530	8%
Adjusted Gross Margin[1]	36.9%	30.7%	620 bps	35.7%	120 bps
Adjusted EBITDA[2]	58,289	81,843	-29%	54,810	6%
Adjusted EBITDA Margin[2]	17.1%	16.7%	47 bps	16.8%	30 bps
Net Income (Loss)	20,205	36,819	-45%	(2,331)	967%
Backlog Revenues	742,154	894,344	-17%	1,429,230	-48%
Backlog Results[3]	294,093	356,254	-17%	526,273	-44%
Backlog Margin[3]	39.6%	39.8%	-20 bps	36.8%	280 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. EBITDA from Gafisa segment does not consider the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Solid first quarter revenue performance reflects strong revenues from inventory sales, which represented 92.0% of net sales in the first quarter. In addition, equity income at Alphaville increased to R$16.9 million, versus a result of R$6.4 million which was not recorded in 4Q14. Another point worth highlighting is the reduction in selling, general and administrative expenses, which were 16.5% less than 1Q14 and 21.7% less than 4Q14. This reflects ongoing efforts in the Gafisa segment to increase efficiencies and improve cost management.

The adjusted gross margin ended the quarter at 36.9%, returning to the average levels presented in previous quarters, due to the absence of non-recurring items that impacted the gross margin in the previous quarter. These profitability levels ratify the equilibrium and stability of the gross margin in the Gafisa segment, observed since the beginning of 2013, and the solid performance of its projects, resulting from the continuous evolution of the Company's business cycle.

Net Income

Net income for the period was R$20.2 million, compared to a loss of R$2.3 million in the year ago period. Excluding the R$17.0 million in equity income from Alphaville, the Gafisa segment’s net income in the 1Q15 was R$3.2 million, higher than R$ 1.1 million recorded in 1Q14.

Table 3 – Gafisa Segment – Net Income (R$ Million)

Gafisa Segment (R$ 000)	1Q15	4Q14	1Q14
Adjusted Gross Profit	125.5	150.8	116.5
Adjusted Gross Margin	36.9%	30.7%	35.7%
Net Profit	20.2	36.8	(2.3)
Equity Income from Alphaville¹	17.0	20.7	(3.4)
Net Profit Ex-Alphaville	3.2	16.1	1.1

TENDA SEGMENT

6

     TENDA SEGMENT

Higher Volume of New Model Projects and Consolidation of Operational Cycle Resulted in Increased Revenues and Profitability

Table 4. Tenda Segment – Operating and Financial Highlights – (R$000, and % Tenda)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Launches	238,354	241,549	-1%	181,445	31%
Net pre-sales	243,537	126,594	92%	51,767	370%
Net pre-sales of Launches	45,280	92,638	-51%	20,256	124%
Sales over Supply (SoS)	23.3%	13.3%	1,000 bps	6.4%	1,690 bps
Delivered projects (Units)	1,687	1,624	4%	1,272	33%
Net Revenue	179,443	158,329	13%	105,951	69%
Adjusted Gross Profit[1]	53,800	45,262	19%	15,563	246%
Adjusted Gross Margin[1]	30.0%	28.6%	140 bps	14.7%	1,530 bps
Adjusted EBITDA[2]	21,114	(30,856)	168%	(24,913)	185%
Adjusted EBITDA Margin[2]	11.8%	-19.5%	3,125 bps	-23.5%	3,530 bps
Net Income (Loss)	11,446	(28,774)	140%	(37,460)	131%
Backlog Revenues	188,447	130,851	44%	212,031	-11%
Backlog Results[3]	73,474	40,190	83%	67,482	9%
Backlog Margin[3]	39.0%	30.7%	829 bps	31.8%	720 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity in Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

The first quarter of the year was marked by the continued evolution of Tenda’s operational cycle, supported by an increase in the number of launches in the segment and higher net sales, as a result of the significant reduction in cancellations since the implementation of changes in the sales process (August/2014). As a result, the financial results of the Tenda segment improved significantly.

There was a strong increase in adjusted gross profit in the quarter, reaching R$53.8 million in 1Q15. In addition, the adjusted gross margin remained stable between 28 - 30%, which is in line with the range observed since the second quarter of 2014. This reflects the operational consolidation of projects executed under the New Model, which have demonstrated improved performance and profitability, as well as the decreasing contribution of legacy projects in the Tenda segment's revenue mix.

Furthermore, as observed in recent quarters, adjustments to the expense structure also benefited the quarter’s results. General and administrative expenses decreased 22.1% compared to the prior year, mainly due to the reduced operational complexity of the segment, the reduction in the number of legacy projects and reversal of the remaining bonus provision for 2014. Importantly, the Tenda segment achieved better cost management despite an increase in the number of launches and gross sales of 31.5% and 22.4%, respectively.

7

Net Income

As a result of the above cost reductions and the increased contribution of more profitable projects launched under the New Mode, Tenda returned to profitability for the first time since 2Q11 (this excludes the 4Q13, which was impacted by the sale of stake in Alphaville). The Tenda segment achieved net income of R$11.4 million in 1Q15, compared with net losses of R$28.8 million in 4Q14 and R$37.5 million in 1Q14.

Table 5 – Tenda Segment – Net Income (R$ Million)

Tenda Segment (R$ 000)	1Q15	4Q14	1Q14
Adjusted Gross Profit	53.8	45.3	15.6
Adjusted Gross Margin	30.0%	28.6%	14.7%
Net Profit	11.4	(28.8)	(37.5)

8

RECENT EVENTS

UPDATED STATUS OF THE SPIN-OFF PROCESS AND RECENT DEVELOPMENTS

Since an evaluation of the potential separation of the GafIsa and Tenda business units commenced in February 2014, a variety of activities have been executed in order to make the two business units independent of one another, from both an operational perspective as well as a capital structure perspective. We highlight the following actions that have already been completed: (i) separation of the administrative structures, with implementation of the changes required to processes and systems, (ii) definition of policies and corporate governance, (iii) preparation of Tenda for having its shares traded in the market, and (iv) performance of due diligence and studies of the various impacts the separation could have on operational, organizational, financial and market-related aspects of the Companies.

Definition of the capital structure is one of the processes that is still ongoing, and the Company continues to work with financial institutions in order to achieve the conditions deemed necessary for the capital structure model, considering the business cycles of each of the business units.

As communicated in a Material Fact released to the market on April 29, these discussions are ongoing and are taking longer than had been expected initially. As a result, considering that this definition is a necessary step in the separation process, it is not yet possible to determine when the potential separation will be concluded with precision, and it is possible that the process could extend into 2016.

Additionally, in the same Material Fact, the Company informed the market that it had been contacted by groups interested in evaluating the potential acquisition of an equity stake in Gafisa and Tenda, either together or separately. At this time, no proposals have been accepted or any contracts entered into by the Companies, with the exception of confidentiality agreements due to requests for information by the interested parties involved in these studies. The Administrations of Gafisa and Tenda, in accordance with their fiduciary responsibilities, will evaluate any proposals that could result in the creation of value for the Companies and will communicate to their shareholders and the market in general any evolution in these discussions through presentation of a formal proposal.

These discussions have no impact on the work related to the potential separation of Gafisa and Tenda, the continuity of the Companies’ business plans and current initiatives targeting the creation of value already in progress, which seek to maximize shareholder returns while improving financial performance.

Reaffirming our commitment to our shareholders, since the end of 2013, through the variety of buyback programs offered during the period, we have acquired 63.2 million shares. Of this amount, 57.5 million, representing 15.2% of total shares issued by the Company, have already been cancelled. In 1Q15, through the old buyback program, the Company acquired 10.9 million shares, which amounted to disbursements of R$22.1 million. Furthermore, the Company started a new share buyback program, which began in February of this year, with a limit of up to 27 million common shares. When added to the 10.8 million shares currently held in treasury, the total corresponds to approximately 10% of the total common shares issued by the Company.

The Company will keep its shareholders and the market informed of any developments related to the subjects mentioned above.

9

Gafisa Segment

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000.00..

Operating Results

Launches and Pre-Sales

First quarter 2015 launches reached R$75.2 million, representing 1 project/phase located in the city of Jundiaí, São Paulo state. Sales of this project started in March, and the sales speed reached 19.2%.

The Gafisa segment’s 1Q15 gross pre-sales totaled R$304.6 million. Dissolutions reached R$124.8 million and net pre-sales reached R$179.8 million in the quarter. In the 12M14, net sales totaled R$811.0 million and the volume of dissolutions was R$436.0 million. It is worth noting that even though only one project was launched during the previous two quarters, in 1Q15, the SoS of the Gafisa segment was slightly higher than the previous year, due to improved performance in the sale of inventory.

The Company continues to concentrate its efforts on the sale of remaining units. As a result, approximately 92.0% of net sales during the period related to projects launched up to the end of 2012, resulting in an improvement in the inventory profile of the Gafisa segment.

Table 6. Gafisa Segment – Launches and Pre-sales (R$000)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Launches	75,227	-	-	289,145	-74%
Pre-Sales	179,807	177,294	1%	187,555	-4%

10

Sales over Supply (SoS)

The sales velocity was 8.0% in 1Q15, slightly above the 7.2% recorded in 4Q14 and in line with 7.9% of the previous year. On a last 12 months basis, Gafisa’s SoS reached 27.9%.

Dissolutions

Uncertain economic conditions continued into the start of 2015 and directly impacted consumer confidence and the level of dissolutions in the first quarter. In the Gafisa segment, due to this challenging operating environment, the level of dissolutions increased in 1Q15, reaching R$124.8 million compared to R$84.9 million in 4Q14 and R$80.4 million in 1Q14. It is also worth noting that this higher level of dissolutions was also impacted by the increased volume of deliveries in the quarter, with 1,847 units, totaling R$569.5 million in PSV.

During the last three years, the Company has been working on initiatives to achieve a higher quality of credit analysis in its sales. In doing so, the Company hopes to reduce the level of dissolutions throughout the construction and delivery cycle. Assertiveness in the credit review process at the time of the sale has generated greater efficiency in the process of transferring Gafisa customers to financial institutions, despite deteriorating macroeconomic conditions, especially from the second half of 2014.

In 1Q15, 255 Gafisa units were cancelled, and 102 units derived from dissolutions and returned to inventory were already resold in the period.

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched in previous years represented about 92.0% of net sales in the period. The market value of Gafisa segment inventory reached R$2.1 billion in the 1Q15, 9.8% lower when compared to R$2.3 billion in the previous quarter. Finished units outside of core markets accounted for R$115.0 million, or 5.6% of total inventory.

11

           Table 7. Gafisa Segment – Inventory at Market Value (R$000)
	Inventories BoP 3Q14	Launches	Dissolutions	Pre-Sales	Adjusts + Other	Inventories BoP 4Q14	% Q/Q
São Paulo	1,560,182	75,227	100,311	(220,950)	(47,419)	1,467,350	-6%
Rio de Janeiro	591,949	-	15,371	(58,711)	(60,357)	488,251	-18%
Other Markets	143,066	-	9,124	(24,951)	(12,204)	115,036	-20%
Total	2,295,197	75,227	124,805	(304,612)	(119,979)	2,070,637	-10%

* The period adjustments are a reflection of updates related to the project scope, release date and inflationary update in the period.

During the same period, finished units comprised R$261.7 million, or 12.6% of total inventory. Inventory from projects launched outside core markets, currently exclusively comprised of finished units, represent
R$115.0 million, down 55.2% when compared to the R$256.9 million recorded last year. The Company has seen more consistent sales velocity in these markets over the past few quarters, and believes that between the end of 2015 and beginning of 2016 it will have monetized a large portion of its inventory in non-core markets.

It is worth noting that the largest share of Gafisa’s inventory, approximately 68% or R$1.4 billion, is concentrated in projects that are to be delivered from early 2016 onwards. This will account for the sale of inventory in the coming quarters, rather than finished units.

Table 8. Gafisa Segment – Inventory at Market Value – Construction Status (R$000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units¹	Total 4Q14
São Paulo	61,733	86,373	1,110,665	108,800	99,779	1,467,350
Rio de Janeiro	-	43,677	140,064	257,665	46,846	488,251
Other Markets	-	-	-	-	115,036	115,036
Total	61,733	130,049	1,250,730	366,465	261,661	2,070,637

1)      Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

12

Landbank

Gafisa segment landbank, with a PSV of approximately R$6.1 billion, is comprised of 33 different projects/ phases, amounting to nearly 11.3 thousand units, 78% located in São Paulo and 22% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, thereby impacting the total amount of land acquired through swaps, which reached 57% in the first quarter.

Table 9. Gafisa Segment – Landbank (R$000)

	PSV (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	4,802,512	42.4%	41.6%	0.8%	9,649	10,258
Rio de Janeiro	1,315,335	89.0%	89.0%	0.0%	1,651	2,051
Total	6,117,847	56.8%	56.2%	0.6%	11,300	12,309

Table 10. Gafisa Segment – Changes in the Landbank (4Q14 x 1Q15 - R$000)

	Initial Landbank	Land Acquisition	Launches	Adjusts	Final Landbank
São Paulo	4,875,918	-	75,227	1,821	4,802,512
Rio de Janeiro	1,301,089	-	-	14,245	1,315,335
Total	6,177,007	-	75,227	16,066	6,117,847

The adjustments of the quarter reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Gafisa Vendas

During 1Q15, Gafisa Vendas – the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro - accounted for 69% of gross sales of the quarter. Gafisa Vendas currently has a team of 467 highly trained, dedicated consultants, combined with an online sales force.

Delivered Projects

During 1Q15, Gafisa delivered 9 projects/phases and 1,847 units and R$569.5 million in PSV. In this quarter, Gafisa delivered its last project in non-core markets.

Currently, Gafisa has 36 projects under construction, all of them on schedule to set out in the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to refine and improve the performance of its receivables / transfer process, in an attempt to achieve better performance in the return on invested capital.

13

Transfers

Over the past few years, the Company has been taking steps to refine and improve the performance of its receivables / transfer process, in an attempt to achieve better performance in the return on invested capital. Currently, our guideline is to transfer 90% of eligible units up to 90 days after the delivery of the project. In accordance with this policy, transfers reached R$198.0 million in PSV in the first quarter.

Table 11. Gafisa Segment – Delivered Project

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
PSV Transferred ¹	198,014	270,214	-27%	231,807	-15%
Delivered Projects	9	8	13%	4	125%
Delivered Units	1,847	1,412	31%	524	252%
Delivered PSV²	569,459	520,005	10%	458,420	24%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

14

Financial Results

Revenues

Net revenues for the Gafisa segment in 1Q15 totaled R$340.1 million, up 4.1% versus 1Q14 and decrease, due to seasonality effects, of 30.7%. The expansion compared to the 1Q14 is the effect of the higher concentration of inventory sales, due to the lower volume of launches in the last two quarters.

In 1Q15, approximately 99.2% of Gafisa segment revenues were derived from projects located in Rio de Janeiro/São Paulo, while 0.8% were derived from projects in non-core markets. The table below provides additional details.

Table 12. Gafisa Segment – Revenue Recognition (R$000)

		1Q15				1Q14
Launches	Pre-sales	% Sales	Revenue	% Revenue	Pre-sales	% Sales	Revenue	% Revenue
2015	14,436	8.0%	-	0.0%	-	0.0%	-	0.0%
2014	59,353	33.0%	41,343	12.2%	37,915	20.2%	-	0.0%
2013	27,125	15.1%	58,455	17.2%	51,495	27.5%	25,220	7.7%
≤ 2012	78,893	43.9%	240,260	70.7%	98,146	52.3%	301,530	92.3%
Total	179,807	100.0%	340,058	100.0%	187,555	100.0%	326,750	100.0%
SP + RJ	163,980	91.2%	337,414	99.2%	162,615	86.7%	309,448	94.7%
Other Markets	15,827	8.8%	2,643	0.8%	24,940	13.3%	17,302	5.3%

Gross Profit & Margin

Gross profit for the Gafisa segment in 1Q15 was R$98.1 million compared to the R$101.1 million in 1Q14, and R$88.9 million in the prior year period. Gross margin for the quarter was 28.9%. Excluding financial impacts, the adjusted gross margin reached 36.9% in 1Q15 compared to 30.7% in the 4Q14 and 35.7% in the prior year. In the 1Q15, excluding the non-recurring effects recorded in the last quarter of 2014, the Gafisa segment adjusted gross margin was 36.9%, signaling the maintenance of consistent and balanced levels of operational profitability since the beginning of 2013. This is a result of the strategic consolidation in the metropolitan regions of São Paulo and Rio de Janeiro and the completion of older projects in other non-core markets.

The table below contains more details on the breakdown of Gafisa’s gross margin in 1Q15.

Table 13. Gafisa Segment – Gross Margin (R$000)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Net Revenue	340,058	490,947	-31%	326,750	4%
Gross Profit	98,147	101,114	-3%	88,890	10%
Gross Margin	28.9%	20.6%	830 bps	27.2%	170 bps
(-) Financial Costs	(27,355)	(49,692)	-45%	(27,640)	-1%
Adjusted Gross Profit	125,502	150,806	-17%	116,530	8%
Adjusted Gross Margin	36.9%	30.7%	620 bps	35.7%	120 bps

15

Table 14. Gafisa Segment – Gross Margin Composition (R$000)

	SP + RJ	Other Markets	1Q15
Net Revenue	337,414	2,643	340,058
Adjusted Gross Profit	125,130	372	125,502
Adjusted Gross Margin	37.1%	14.1%	36.9%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$43.0 million in the 1Q15, a decrease of 16.5% y-o-y and of 21.7% q-o-q.

Selling expenses decreased 25.8% y-o-y, reflecting the lower volume of launches, and went down by 45.7% q-o-q, due to the partial recognition of expenses related to 3Q14 launches, which were concentrated at the end of period and recorded in the subsequent period.

The segment’s general and administrative expenses reached R$28.9 million in 1Q15, in line with the previous quarter and a y-o-y reduction of 11.0% compared to 1Q14, mainly due to the reduction in Personnel expenses.

The reduction in the level of SG&A expenses in the Gafisa segment reflects the Company's commitment to improve operational efficiency and achieve costs and expenses that are appropriate for the current point of the business cycle and business outlook.

Table 15. Gafisa Segment – SG&A Expenses (R$000)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Selling Expenses	14,092	25,930	-46%	18,995	-26%
G&A Expenses	28,887	28,947	0%	32,449	-11%
Total SG&A Expenses	42,979	54,877	-22%	51,444	-16%
Launches	75,227	-	-	289,145	-74%
Net Pre-Sales	179,807	177,294	1%	187,555	-4%
Net Revenue	340,058	490,947	-31%	326,750	4%

The Other Operating Revenues/Expenses line totaled R$28.5 million, an increase of 23.0% compared to the 4Q14, and a decrease of 43.0% compared to the previous year. This increase reflects the higher level of litigation expenses related to increased deliveries of older projects held in 2012, 2013 and 2014.

The table below contains more details on the breakdown of this expense.

Table 16. Gafisa Segment – Other Operating Revenues/ Expenses (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Litigation expenses	(19,965)	(21,450)	-7%	(16,002)	25%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	-	(3,816)	-	-	-
Other	(8,556)	2,072	-513%	(3,946)	117%
Total	(28,521)	(23,194)	23%	(19,948)	43%

Strong deliveries over the past two years, including delayed projects in other markets, were instrumental in the increase of the contingency level. Given Gafisa’s narrowed footprint to São Paulo and Rio de Janeiro and the delivery of outstanding legacy projects in other markets, the Company expects to record a reduction in this potential liability over the course of the coming years.

16

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$58.3 million in 1Q15, up 6.3% compared to R$54.8 million in the prior year period, but a seasonal reduction compared to R$81.8 million recorded in 4Q14. Y-o-Y, 1Q15 EBITDA was impacted by the following factors: (i) increase in revenues; (ii) decrease of R$8.5 million in the level of SG&A Expenses; and (iii) addition of R$8.6 million in expenses related to contingencies, recognized on Other Revenues/Expenses. It is worth noting that adjusted EBITDA for the Gafisa segment does not include equity income from Alphaville.

The adjusted EBITDA margin, using the same criteria, presented a slight expansion, reaching 17.1%, compared with a margin of 16.8% in the previous year, and 16.7% in 4Q14.

Table 17. Gafisa Segment – Adjusted EBITDA (R$000)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Net (Loss) Profit	20,205	36,819	-45%	(2,331)	967%
(+) Financial Results	9,744	(9,065)	207%	7,824	25%
(+) Income taxes	7,350	(11,072)	166%	4,022	83%
(+) Depreciation & Amortization	8,279	33,346	-75%	11,206	-26%
(+) Capitalized interests	27,355	49,692	-45%	27,640	-1%
(+) Expense w Stock Option Plan	2,090	2,087	0%	3,570	-41%
(+) Minority Shareholders	228	774	-71%	(548)	142%
(-) Alphaville Effect Result	(16,960)	(20,738)	-18%	(3,427)	395%
Adjusted EBITDA	58,289	81,843	-29%	54,810	6%
Net Revenue	340,058	490,947	-31%	326,750	4%
Adjusted EBITDA Margin	17.1%	16.7%	47 bps	16.8%	30 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$294.1 million in 1Q15. The consolidated margin for the quarter was 39.6%, an increase of 280 bps compared to the result posted last year.

Table 18. Gafisa Segment – Results to be recognized (REF) (R$000)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Revenues to be recognized	742,154	894,344	-17%	1,429,230	-48%
Costs to be recognized (units sold)	(448,061)	(538,090)	-17%	(902,957)	-50%
Results to be recognized	294,093	356,254	-17%	526,273	-44%
Backlog Margin	39.6%	39.8%	-20 bps	36.8%	280 bps

17

Tenda Segment

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.500.

Operating Results

Launches and Sales

First quarter launches totaled R$238.3 million and included 6 projects/phases in the states of São Paulo, Rio de Janeiro, Bahia and Pernambuco. The brand accounted for 76% of launches in the quarter.

During 1Q15, gross sales reached R$299.9 million, dissolutions were R$56.3 million, totaling net pre-sales of R$243.5 million. The result is much higher than the same period of the previous year and the best result in terms of net pre-sales since the 4Q10.

Sales from units launched during 1Q15 accounted for 18.6% of total sales.

Table 19. Tenda Segment – Launches and Pre-sales (R$000)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Launches	238,354	241,549	-1%	181,445	31%
PresSales	243,537	126,594	92%	51,767	370%

18

Sales over Supply (SoS)

In 1Q15, sales velocity (sales over supply) was 23.3%, and considering the last 12 months, Tenda SoS ended 1Q15 at 42.2%.

Below is a breakdown on Tenda SoS, divided between legacy and New Model throughout 1Q15.

Tabela 20. SoS Gross Revenue (Ex-Dissolutions)

	1Q14	2Q14	3Q14	4Q14	1Q15
New Model	29.8%	32.2%	20.3%	22.0%	32.7%
Legacy	30.9%	35.8%	28.3%	17.5%	20.1%
Total	30.5%	34.3%	24.4%	20.2%	28.6%

Tabela 21. SoS Net Revenue

	1Q14	2Q14	3Q14	4Q14	1Q15
New Model	18.8%	25.3%	11.8%	18.8%	30.9%
Legacy	-1.6%	17.7%	-2.0%	5.0%	7.0%
Total	6.4%	20.8%	4.8%	13.3%	23.3%

Dissolutions

The level of dissolutions in the Tenda segment totaled R$56.3 million in 1Q15, a decrease of 15.0% from 4Q14 and of 70.8% compared to 1Q14.

As expected, the amendment to the process of recognizing new sales in August 2014 reduced the level of dissolutions during the period. Approximately 77.6% of the dissolutions in the period were related to old projects.

Table 22. PSV Dissolutions – Tenda Segment (R$ thousand and % of gross sales by model)

	1Q14	% GS	2Q14	% GS	3Q14	% GS	4Q14	% GS	1Q15	% GS
New Model	34,715	36.8%	24,977	21.5%	31,640	42.1%	18,003	14.3%	12,594	4.2%
Legacy Projects	158,450	105.2%	92,637	50.6%	114,697	107.1%	48,281	71.7%	43,737	14.6%
Total	193,164	78.9%	117,614	39.3%	146,337	80.3%	66,285	34.4%	56,332	18.8%

19

Table 23. Tenda Segment – Net Pre-sales by Market (R$ million)

	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15
New Model
Gross Sales	-	-	-	-	13.6	57.0	59.7	84.5	94.3	116.3	75.2	125.6	232.6
Dissolutions	-	-	-	-	-	(2.1)	(7.4)	(6.3)	(34.2)	(25.1)	(31.6)	(18.0)	(12.6)
Net Sales	-	-	-	-	13.6	54.9	52.3	78.2	60.2	91.2	43.5	107.6	220.0
Legacy Projects
Gross Sales	249.1	344.9	293.8	287.9	225.6	270.7	223.9	154.2	150.6	183.0	107.1	67.3	67.3
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(155.7)	(126.0)	(68.8)	(159.0)	(92.5)	(114.7)	(48.3)	(43.7)
Net Sales	(90.4)	15.7	30.0	(29.7)	(6.9)	115.0	97.9	85.4	(8.4)	90.6	(7.6)	19.0	23.5
Total
Dissolutions (Units)	3.157	2.984	2.202	2.509	1.700	1.172	924	491	1.270	820	948	428	367
Gross Sales	249.1	344.9	293.8	287.9	239.3	327.7	283.6	238.7	244.9	299.3	182.2	192.9	299.9
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(157.8)	(133.5)	(75.1)	(193.2)	(117.6)	(146.3)	(66.3)	(56.3)
Net Sales	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5
Total (R$)	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5
MCMV	(95.7)	21.5	8.0	(3.6)	36.2	142.6	119.2	122.4	57.2	151.4	39.0	116.7	217.7
Out of MCMV	6.3	(5.7)	22.1	(26.0)	(29.4)	29.2	30.9	41.2	(5.4)	30.3	(3.1)	9.9	25.8

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to new qualified customers.

Tenda had 367 units cancelled and returned to inventory in the first quarter, and another 106 units already in inventory after dissolutions were resold to qualified customers during the same period. The sale and transfer process plays an important role in the New Tenda Business Model. It is expected that within a period of up to 90 days, the effective sale and transfer process will be complete.

Tenda Segment Transfers

In the 1Q15, 1,387 units were transferred to financial institutions, representing R$174.0 million in net pre-sales.

Table 24. Tenda Segment – PSV Transferred – Tenda (R$000)

	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15
New Model	-	26,609	52,466	42,921	49,776	69,563	59,736	67,621	114,939
Legacy Projects	274,358	249,699	230,613	145,038	139,721	154,155	100,361	74,773	59,110
PSV transferred[1]	274,358	276,308	283,079	187,959	189,497	223,717	160,097	142,393	174,049

1) PSV transferred refers to the conclusion of the transfer operation.

Tenda Segment Delivered Projects

During 1Q15, Tenda delivered 6 projects/phases and 1,687 units, reaching a PSV of R$216.3 million. It is worth noting that from Tenda’s legacy projects, there are only two remaining construction sites, with 900 remaining units to be delivered in the next months.

Inventory

The market value of Tenda inventory was R$803.5 million at the end of the 1Q15, down 3.0% when compared to R$828.7 million at the end of 4Q14, even taking into consideration the large volume of launches in the quarter. Inventory related to the remaining units for the Tenda segment totaled R$311.8 million or 38.8% of the total, down 14.6% over 4Q14 and 37.0% as compared to the prior year period. During the quarter, inventory comprising units within the Minha Casa Minha Vida program totaled R$628.9 million, or 78.3% of total inventory, while units outside the program totaled R$174.6 million in the 1Q15, up 6.8% q-o-q due to a revision in the pricing policy of some projects outside MCMV, and down 32.9% y-o-y.

20

Table 25. Tenda Segment – Inventory at Market Value (R$000) – by Region

	Inventories FP 4Q14	Launches	Dissolutions	Pre-Sales	Price Adjustment + Others	Inventories FP 1Q15	% Q/Q
São Paulo	217,194	114,273	16,124	(108,325)	(368)	238,898	10%
Rio Grande do Sul	26,601	-	7,259	(9,122)	(4,934)	19,805	-26%
Rio de Janeiro	227,920	33,660	5,769	(65,152)	(777)	201,420	-12%
Bahia	121,101	51,181	2,611	(48,831)	3,198	129,260	7%
Pernambuco	32,818	39,240	1,790	(22,608)	1,363	52,603	60%
Minas Gerais	118,514	-	18,583	(36,987)	(5,211)	94,900	-20%
Others	84,517	-	4,195	(8,845)	(13,258)	66,609	-21%
Total Tenda	828,665	238,354	56,332	(299,869)	(19,988)	803,495	-3%
MCMV	665,152	238,354	24,069	(241,759)	(56,907)	628,909	-5%
Out of MCMV	163,514	-	32,262	(58,109)	36,919	174,586	7%

¹ The quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period..

Table 26. Tenda Segment – Inventory at Market Value (R$000) – Construction Status

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 1Q15
New Model - MCMV	122,068	194,328	103,065	71,040	1,159	491,661
Legacy – MCMV	-	-	56,348	8,415	72,485	137,248
Legacy – Out of MCMV	-	-	-	26,281	148,305	174,586
Total Tenda	122,068	194,328	159,413	105,736	221,949	803,495

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Tenda Segment Landbank

Tenda segment landbank, with a PSV of approximately R$4.1 billion, is comprised of 112 different projects/phases, of which 16% are located in São Paulo, 13% in Rio Grande do Sul, 28% in Rio de Janeiro, 5% in Minas Gerais, 31% in Bahia and 7% in Pernambuco. Altogether these amount to more than 30 thousand units.

Table 27. Tenda Segment – Landbank (R$000)

	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	663,898	0%	0%	0%	4,292	4,292
Rio Grande do Sul	518,399	15%	15%	2%	3,660	3,860
Rio de Janeiro	1,136,324	9%	9%	0%	7,943	8,023
Bahia	1,278,855	11%	11%	0%	10,120	10,420
Pernambuco	285,985	26%	26%	0%	2,190	2,240
Minas Gerais	191,035	56%	56%	0%	1,190	1,272
Total	4,074,495	13%	13%	0%	29,396	30,107

21

Table 28. Tenda Segment – Changes in the Landbank (4Q14 x 1Q15 - R$000)

	Initial Landbank	Land Acquisition	Dissolutions	Launches	Adjusts	Final Landbank
São Paulo	665,129	90,708	114,273	114,273	22,334	663,898
Rio Grande do Sul	461,128	61,864	-	(4,593)	(4,593)	518,399
Rio de Janeiro	1,091,156	72,716	33,660	6,112	6,112	1,136,324
Bahia	1,249,572	82,982	51,181	(2,519)	(2,519)	1,278,855
Pernambuco	324,361	-	39,240	864	39,240	285,985
Minas Gerais	163,540	27,495	-	0	0	191,035
Total	3,954,886	335,765	238,354	22,198	22,198	4,074,495

In 1Q15, the Company acquired 12 new land plots with potential PSV of R$335.8 million, representing an acquisition cost of R$24.5 million, of which 94% was paid for in cash and 6% in swap agreements.

New Model Update and Turnaround

Tenda starts 2015 keeping the growth pace of its New Business Model launches, which is based on three pillars: operational efficiency, risk management, and capital discipline.

Currently, the Company continues to operate in six macro regions: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife, with a total of 27 projects and a launched PSV of R$1,165.5 million to date. Below is a brief description of the performance of these projects, except for projects launched at the end of 1Q15.

It is worth noting that the Tenda segment has delivered 7 projects, totaling 2,459 units and R$313.9 million in PSV, all of them reaching the performance and profitability drivers established for the New Model.

Table 29. Tenda – New Model Monitoring 2013, 2014 and 2015

	Novo Horizonte	Vila Cantuária	Itaim Paulista	Verde Vida F1	Jaraguá	Viva Mais	Campo Limpo
Launch	mar/13	mar/13	may/13	jul/13	aug/13	nov/13	dec/13
State	SP	BA	SP	BA	SP	RJ	SP
Units	580	440	240	339	260	300	300
Total PSV (R$000)	67.8	45.9	33.1	37.9	40.9	40.4	48.0
Sales	580	436	239	332	258	290	299
% Sales	100%	99%	100%	98%	99%	97%	100%
SoS Avg (Month)	14%	6%	8%	5%	12%	6%	10%
Transferred	580	431	239	313	258	205	297
% Transferred (Sales)	100%	99%	100%	94%	100%	71%	99%
Work Progress	100%	100%	100%	100%	100%	100%	100%

22

	Verde Vida F2	Pq. Rio Maravilha	Candeias	Pq das Flores	Palácio Imperial	Vila Florida	Rio da Prata	Recanto Abrantes	Monte Alegre	Pq. Santo André	Res. das Palmeiras	Terra Brasilis	Vila Atlântica	Reserva das Árvores
Launch	fev/14	mar/14	mar/14	apr/14	may/14	mai/14	aug/14	sep/14	oct/14	nov/14	dec/14	dec/14	dec/14	dez/14
State	BA	RJ	PE	SP	RJ	MG	RJ	BA	SP	SP	SP	BA	BA	RJ
Units	340	440	432	100	259	432	312	340	200	160	260	300	240	500
Total PSV (R$ 000)	42.4	63.8	58.8	16.4	38.6	60.4	49.6	41.7	31.0	28.8	41.6	36.8	30.6	72.8
Sales	322	294	314	96	70	229	139	184	131	87	233	101	78	132
% Sales	95%	67%	73%	96%	27%	53%	45%	54%	66%	54%	90%	34%	33%	26%
SoS Avg (Month)	5%	5%	6%	9%	3%	5%	6%	9%	12%	12%	25%	11%	11%	9%
Transferred	273	216	230	94	23	156	87	111	90	45	175	50	0	3
% Transferred (Sales)	85%	73%	73%	98%	33%	68%	63%	60%	69%	52%	75%	50%	0%	2%
Work Progress	94%	92%	48%	99%	4%	6%	61%	52%	82%	42%	17%	1%	12%	18%

	Res. das Orquídeas	Vera Cruz	Campo de Aviação 1	Jardins Itaquera	Laranjeiras	Viena F1
Launch	jan/15	feb/15	feb/15	mar/15	mar/15	mar/15
State	SP	RJ	PE	SP	SP	BA
Units	280	220	304	200	220	440
Total PSV (R$ 000)	46.9	33.7	39.2	33.7	33.6	51.2
Sales	160	4	48	-	-	-
% Sales	57%	2%	16%	-	-	-
SoS Avg (Month)	22%	1%	15%	-	-	-
Transferred	77	0	24	-	-	-
% Transferred (Sales)	48%	0%	50%	-	-	-
Work Progress	3%	2%	2%	-	-	-

The run-off of legacy projects is on schedule and expected to be concluded in 2015, with all remaining units to be delivered within the next months.

23

Financial Result

Revenues

Tenda’s net revenue in 1Q15 totaled R$179.4 million, an increase of 13.3% compared with the previous quarter, due to the increased volume of net sales as a result of the lower level of dissolutions in the period. As shown in the table below, revenues from new projects, which have increased as a portion of total revenues, accounted for 71.8% of Tenda’s revenues in 1Q15, while revenues from older projects accounted for the remaining 28.2%.

Table 30. Tenda – Pre-Sales and Recognized Revenues (R$000)

		1Q15				1Q14
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2015	45,280	19%	7,864	16%	-	-	-	-
2014	167,696	69%	91,592	51%	20,256	39.1%	-	-
2013	7,033	3%	29,471	16%	40,255	77.8%	58,245	55.0%
≤ 2012	23,528	10%	50,516	28%	-8,744	-16.9%	44,215	41.7%
Landbank Sale	-	0%	-	0%	-	-	3,491	3.3%
Total	243,537	100%	179,443	100%	51,767	100.0%	105,951	100.0%
Legacy	23,528	10%	50,516	28%	-8,744	-16.9%	47,706	45.0%
New Model	220,009	90%	128,927	72%	60,511	116.9%	58,245	55.0%

Gross Profit & Margin

Gross profit in 1Q15 reached R$51.1 million, compared to R$49.5 million in 4Q14, and well above the R$8.5 million in the year ago quarter. Gross margin for the quarter reached 28.5%, compared to 31.3% in 4Q14 and 8.0% in the prior-year period. The year-over-year improvement in gross margin is due to the increased participation of projects launched under the New Business Model, which are more profitable, on Tenda’s revenue levels, as has been observed in recent quarters.  Both the reduction in volume of older projects, with only two projects still under development (to be delivered in the coming months), and the increase in the number of projects launched under the New Model, contributed to the consolidation of results.

The adjusted gross margin ended the 1Q15 at 30.0%, up from the 28.6% recorded in the previous quarter, and substantially higher y-o-y.

Below is Tenda’s gross margin breakdown in 1Q15. It is worth noting that the gross margin for the first projects under Tenda’s New Business Model also benefits from the use of older landbank, resulting in increased profitability.

Table 31. Tenda – Gross Margin (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net Revenue	179,443	158,329	13%	105,951	69%
Gross Profit	51,053	49,533	3%	8,458	504%
Gross Margin	28.5%	31.3%	-280 bps	8.0%	2,050 bps
(-) Financial Costs	(2,747)	4,271	-164%	(7,105)	-61%
Adjusted Gross Profit	53,800	45,262	19%	15,563	246%
Adjusted Gross Margin	30.0%	28.6%	140 bps	14.7%	1,530 bps

24

Selling, General and Administrative Expenses (SG&A)

During 1Q15, selling, general and administrative expenses totaled R$27.8 million, a 21.6% decrease compared to R$35.4 million in 4Q14, and of 9.6% y-o-y.

Selling expenses totaled R$13.0 million in 1Q15, a 10.5% increase y-o-y and 16.1% rise q-o-q, due to the ongoing expansion in launches volume and gross sales of the Tenda segment.

Regarding G&A expenses, there was a reduction of 22.1% compared to 1Q14, reaching R$14.8 million, mainly as a result of the reversal of the residual balance of the Profit Sharing provision of R$5.6 million, which was accrued during 2014 and reversed in 1Q15.

Since the beginning of 2013, another step taken by the Tenda segment to improve its operational and financial cycle is a reduction in the cost structure to a level more compatible with the current stage of the Company’s business model, in order to achieve better profitability.

Table 32. Tenda – SG&A Expenses (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Selling Expenses	13,021	11,212	16%	11,787	10%
General & Admin Expenses	14,783	24,235	-39%	18,970	-22%
Total SG&A Expenses	27,804	35,447	-22%	30,757	-10%
Launches	238,354	241,549	-1%	181,445	31%
Net Pre-Sales	243,537	126,594	92%	51,767	370%
Net Revenue	179,443	158,329	13%	105,951	69%

The Other Operating Revenues/ Expenses line totaled an expense of R$5.0 million, a decrease of 80.3% compared to the 4Q14, and of 16.7% compared to the previous year. It is worth noting that in 4Q14, this line was impacted by a R$14.0 million revision related to judicial deposits. The table below contains more details on the breakdown of this expense.

Table 33. Tenda Segment – Other Revenues/Operating Expenses (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Litigation Expenses	(6,105)	(14,331)	-57%	(10,146)	-40%
Other	1,071	(11,199)	110%	4,102	-74%
Total	(5,034)	(25,530)	-80%	(6,044)	-17%

Over the past two years, the strong volume of deliveries related to delayed projects resulted in increased contingencies in the Tenda segment. With the last legacy projects planned to be delivered over the next months, and the increased contribution of New Model projects demonstrating strong operational performance, the Company expects to see a reduction in the volume of such expenses over the coming years.

Adjusted EBITDA

Adjusted EBITDA was positive R$21.1 million in 1Q15, compared to negative R$24.9 million last year and negative R$30.9 million in 4Q14. For the year, adjusted EBITDA was negative R$67.5 million, compared to negative R$45.6 million last year.

The increasing participation of projects under the New Model in Tenda’s revenue mix, due to the conclusion of old projects and increase in launches since 2013, has resulted in better gross margins in recent quarters. Combined

25

The increasing participation of projects under the New Model in Tenda’s revenue mix, due to the conclusion of old projects and increase in launches since 2013, has resulted in better gross margins in recent quarters. Combined with the better performance of and efficiencies in Tenda’s cost structure, the result was a significant increase in 1Q15 EBITDA in the Tenda segment.

Adjusted EBITDA margin reached 11.8% in 1Q15.

Table 34. Tenda – Adjusted EBITDA (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net (Loss) Profit	11,446	(28,774)	140%	(37,460)	131%
(+) Financial Results	(1,528)	(1,031)	48%	90	-1,798%
(+) Income taxes	4,810	(1,085)	543%	2,575	87%
(+) Depreciation & Amortization	3,390	4,191	-19%	2,816	20%
(+) Capitalized interests	2,747	(4,271)	164%	7,105	-61%
(+) Expenses with Stock Option Plan	527	526	0%	19	2,674%
(+) Minority Shareholders	(278)	(412)	-32%	(58)	379%
Adjusted EBITDA	21,114	(30,856)	168%	(24,913)	185%
Net Revenue	179,443	158,329	13%	105,951	69%
Adjusted EBITDA Margin	11.8%	-19.5%	3,125 bps	-23.5%	3,528 bps

11) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the sale of the participation in Alphaville was excluded, which was allocated to Tenda.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$73.5 million in 1Q15. The consolidated margin for the quarter was 39.0%.

Table 35. Results to be recognized (REF) (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Revenues to be recognized	188,447	130,851	44%	212,031	-11%
Costs to be recognized (units sold)	(114,973)	(90,661)	27%	(144,550)	-20%
Results to be Recognized	73,474	40,190	83%	67,482	9%
Backlog Margin	39.0%	30.7%	829 bps	31.8%	720 bps

26

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On March 31, 2015, cash and cash equivalents, and securities, totaled R$1.1 billion.

Accounts Receivable

At the end of the 1Q15, total consolidated accounts receivable decreased 24.5% y-o-y to R$2.8 billion, and was 1.8% below the R$2.9 billion recorded in the 4Q14.

Gafisa and Tenda segments have approximately R$540.8 million in accounts receivable from finished units, out of which R$232.4 million is currently being transferred to financial institutions.

Table 36. Total Receivables (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Receivables from developments (off balance sheet)	965,855	1,064,033	-9%	1,703,437	-43%
Receivables from PoC – ST (on balance sheet)	1,476,007	1,440,498	2%	1,721,676	-14%
Receivables from PoC – LT (on balance sheet)	417,746	384,821	9%	332,120	26%
Total	2,837,861	2,889,352	-2%	3,757,233	-24%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s operating cash generation reached R$15.1 million in 1Q15. The Gafisa segment contributed with  cash generation of R$44.6 million, anchored by greater efficiency in its operational cycle and the Company’s good performance in transferring/receiving process of units sold to financing agents (R$198.0 million was transferred during the period). The Tenda segment, even taking into consideration good sales speed and performance in its transfer process, with R$107.8 million transferred during the period, had its operating cash impacted by a higher cash disbursement related to the need to realign its landbank. As a result, it reported operating cash consumption of R$29.5 million.

While consolidated operating cash generation reached R$15.1 million, the Company ended 1Q15 with operating cash consumption of R$69.8 million. It is worth highlighting that this result does not include the R$22.1 million used in the share buyback program during the quarter.

Table 37. Cash Generation (R$000)

	1Q14	2Q14	3Q14	4Q14	1Q15
Availabilities	1,563,226	1,279,568	1,463,425	1,157,254	1,116,169
Change in Availabilities(1)	(460,937)	(283,658)	183,857	(306,200)	(41,085)
Total Debt + Investor Obligations	2,967,050	2,687,851	2,848,249	2,597,554	2,651,383
Change in Total Debt + Inventor Obligations (2)	(216,158)	(279,199)	160,399	(250,695)	53,829
Other Investments	329,524	332,711	332,711	426,509	208,740
Change in Other Investments (3)	265,284	3,187	-	93,798	25,162
Cash Generation in the period (1) - (2) + (3)	20,505	(1,273)	23,488	38,293	(69,753)
Cash Generation Final	20,505	19,233	42,721	81,014	(69,753)

27

Liquidity

At the end of March 2015, the Company’s Net Debt/Equity ratio reached 50.0%, slightly higher than the 47.1% in the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 15.7%.

The Company's consolidated gross debt reached R$2.6 billion at the end of 1Q15, in line with the 4Q14 and 10.6% lower than the R$2.9 billion at the end of 1Q14. In the 1Q15, the Company amortized R$177.4 million in debt, of which R$155.1 million was project finance and R$22.3 million was corporate debt. Throughout the year there were disbursements of R$153.1 million, allowing for a net amortization in the quarter of R$24.3 million. It is worth noting that since the end of 2013, after the settlement of the sale of the 70% stake in Alphaville, the Company recorded net amortization of R$1.1 billion of its debt.

Table 38. Debt and Investor Obligations (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Debentures – FGTS (A)	914,209	891,650	3%	985,084	-7%
Debentures – Working Capital (B)	356,359	297,449	20%	473,333	-25%
Project Financing SFH – (C)	1,103,283	1,128,514	-2%	1,011,377	9%
Working Capital (D)	264,102	268,911	-2%	474,041	-44%
Total (A)+(B)+(C)+(D) = (E)	2,637,953	2,586,524	2%	2,943,835	-10%
Investor Obligations (F)	13,430	11,030	22%	23,215	-42%
Total Debt (E)+(F) = (G)	2,651,383	2,597,554	2%	2,967,050	-11%
Cash and Availabilities (H)	1,116,168	1,157,254	-4%	1,563,226	-29%
Net Debt (G)-(H) = (I)	1,535,215	1,440,300	7%	1,403,824	9%
Equity + Minority Shareholders (J)	3,070,891	3,058,403	0%	3,129,511	-2%
(Net Debt) / (Equity) (I)/(J) = (K)	50.0%	47.1%	290 bps	44.9%	513 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	-15.7%	-19.0%	325 bps	-18.9%	323 bps

The Company ended the first quarter of 2015 with R$1.1 billion in total debt due in the short term. It should be noted, however, that 70.7% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 12.84% p.y, or 102.4% of the CDI.

Table 39. Debt Maturity (R$000)

(R$ 000)	Average Cost (y.y.)	Total	Until Mar/16	Until Mar/17	Until Mar/18	Until Mar/19	After Mar/19
Debentures - FGTS (A)	TR + 9.25% - 9.8205%	914,209	364,986	349,556	199,667	-	-
Debentures – Working Capital (B)	CDI + 1.90% - 1.95% / IPCA + 7.96% - 8.22%	356,359	163,870	26,496	63,942	83,238	18,813
Project Financing SFH (C)	TR + 8.30% - 12.00% / 117.0% CDI / 12.87%	1,103,283	401,210	474,826	164,992	62,255	-
Working Capital (D)	CDI + 2.20% / 117.9% CDI	264,102	144,905	98,095	21,102	-	-
Total (A)+(B)+(C)+(D) = (E)		2,637,953	1,074,971	948,973	449,703	145,493	18,813
Investor Obligations (F)	CDI + 0.59%	13,430	8,717	3,573	1,140	-	-
Total Debt (E)+(F) = (G)		2,651,383	1,083,688	952,546	450,843	145,493	18,813
% Total Maturity per period		-	41%	36%	17%	5%	1%
Volume of maturity of Project finance as % of total debt ((A)+ (C))/ (G)		-	71%	87%	81%	43%	0%
Volume of maturity of Corporate debt as % of total debt ((B)+(D) + (F))/ (G)		-	29%	13%	19%	57%	100%
Ratio Corporate Debt / Mortgages		24% / 76%	-	-	-	-	-

28

Financial Result

Revenue

On a consolidated basis, net revenue in the 1Q15 totaled R$519.5 million, down 20.0% over the 4Q14 and up 20.1% from the prior-year quarter. In the quarter, the Gafisa segment represented 65.5% of consolidated revenues, while Tenda accounted for 34.5%.

Gross Profit & Margin

Gross profit in 1Q15 was R$149.2 million, compared to R$150.6 million in 4Q14, and R$97.3 million in the prior year quarter. Gross margin for the quarter reached 28.7%, up 6.2 p.p. over the previous year and 5.2 p.p. from 4Q14. Adjusted gross profit reached R$179.3 million, with a margin of 34.5%, compared to 30.2% in the 4Q14 and 30.5% in the previous year. The return of the gross margin to prior quarter levels following 4Q14 non-recurring impacts, combined with the increased contribution of New Model projects at Tenda, accounted for the improvement in the consolidated adjusted gross margin.

The gross margin has improved during the last two years as Gafisa and Tenda legacy projects are concluded, reducing their impact on the Company’s results. At the same time, projects launched in core markets and under the Tenda segment’s New Model, which are more profitable, had a larger contribution to the Company’s consolidated results over recent quarters.

Table 40. Gafisa Group – Gross Margin (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net Revenue	519,501	649,276	-20%	432,701	20%
Gross Profit	149,200	150,647	-1%	97,348	53%
Gross Margin	28.7%	23.2%	550 bps	22.5%	620 bps
(-) Financial Costs	(30,102)	(45,421)	-34%	(34,745)	-13%
Adjusted Gross Profit	179,302	196,068	-9%	132,093	36%
Adjusted Gross Margin	34.5%	30.2%	430 bps	30.5%	399 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$70.8 million in 1Q15, down 13.9% y-o-y. Compared with 4Q14, there was a decrease of 21.6%.

Table 41. Gafisa Group – SG&A Expenses (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Selling Expenses	27,113	37,142	-27%	30,782	-12%
General and Admin Expenses	43,670	53,182	-18%	51,419	-15%
Total SG&A Expenses	70,783	90,324	-22%	82,201	-14%
Launches	313,581	241,549	30%	535,379	-41%
Net Pre-Sales	423,344	303,888	39%	239,323	77%
Net Revenue	519,501	649,276	-20%	432,701	20%

29

Given the substantial decrease in the volume of legacy projects and current market conditions, the Company is seeking to streamline its cost and expense structure and SG&A. In the coming quarters, the Company is looking to improve productivity and increase the efficiency and assertiveness of its operations.

The Other Operating Revenues/ Expenses line totaled an expense of R$33.6 million, down 31.1% compared to the 4Q14, and up 29.1% compared to the previous year.

The table below contains more details on the breakdown of this expense.

Table 42. Gafisa Group – Other Operating Revenues/ Expenses (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Litigation expenses	(26,070)	(35,781)	-27%	(26,148)	0%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	-	(3,816)	-	-	-
Other	(7,485)	(9,127)	-18%	156	-4,898%
Total	(33,555)	(48,724)	-31%	(25,992)	29%

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA, including Alphaville equity income, totaled R$96.4 million in the 1Q15, up from R$71.7 million in 4Q14 and the R$26.5 million in the prior-year period. Consolidated adjusted EBITDA margin using the same criteria was 18.6%, compared with a 6.1% margin reported in the previous year and 11.0% reported in 4Q14.

Table 43. Gafisa Group – Consolidated Adjusted EBITDA (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net (Loss) Profit	31,651	8,045	293%	(39,791)	180%
(+) Financial Results	8,216	(10,096)	181%	7,914	4%
(+) Income taxes	12,160	(12,157)	200%	6,597	84%
(+) Depreciation & Amortization	11,669	37,537	-69%	14,022	-17%
(+) Capitalized interests	30,102	45,421	-34%	34,745	-13%
(+) Expenses with Stock Option Plan	2,617	2,613	0%	3,589	-27%
(+) Minority Shareholders	(50)	362	-114%	(606)	-92%
Adjusted EBITDA	96,363	71,725	34%	26,470	264%
Net Revenue	519,501	649,276	-20%	432,701	20%
Adjusted EBITDA Margin	18.6%	11.0%	750 bps	6.1%	1,250 bps

1) EBITDA adjusted by expenses associated with stock option plans. as this is a non-cash expense.

2) Consolidated EBITDA considers the equity income from Alphaville.

Depreciation and Amortization

Depreciation and amortization in the 1Q15 reached R$11.7 million, a reduction of 16.8%, compared to R$14.0 million recorded in the 1Q14, due to the higher expense from sales booth depreciation in the period. When compared to 4Q14, there was a reduction of 75.2%, due to the following factors: (i) non-recurring impact of R$ 14.5 million recorded in 4Q14, related to goodwill amortization due to the full incorporation of a subsidiary; and (ii) higher expense with sales booth depreciation in 4Q14.

Financial Results

Net financial result was negative R$8.2 million in the 1Q15, in line with the net financial result of negative R$7.9 million in 1Q14 and lower than the net financial result of positive R$10.1 million in the 4Q14, due to the non-recurring effect related to the full incorporation of a subsidiary. Financial revenues totaled R$32.6 million, a 26.2% y-o-y decrease due to the lower cash volume registered in the period. Financial expenses reached R$40.8

30

Financial Results

Net financial result was negative R$8.2 million in the 1Q15, in line with the net financial result of negative R$7.9 million in 1Q14 and lower than the net financial result of positive R$10.1 million in the 4Q14, due to the non-recurring effect related to the full incorporation of a subsidiary. Financial revenues totaled R$32.6 million, a 26.2% y-o-y decrease due to the lower cash volume registered in the period. Financial expenses reached R$40.8 million, compared to R$52.1 million in 1Q14, impacted by the decrease in the level of gross indebtness in the period.

Taxes

Income taxes, social contribution and deferred taxes for 1Q15 amounted to a credit of R$12.2 million, due to the Company’s improved financial performance in the period.

Net Income

Gafisa Group ended the 1Q15 with a net profit of R$31.6 million. Excluding the equity income from Alphaville, the Company recorded net income of R$14.7 million in the quarter, compared to a net loss of R$36.4 million recorded in 1Q14 and of R$12.7 million in 4Q14.

Table 44. Consolidated – Net Income (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net Revenue	519,501	649,276	-20%	432,701	20%
Gross Profit	149,200	150,647	-1%	97,348	53%
Gross Margin	28.7%	23.2%	550 bps	22.5%	620 bps
Adjusted Gross Profit[1]	179,302	196,068	-9%	132,093	35.7%
Adjusted Gross Margin[1]	34.5%	30.2%	430 bps	30.5%	399 bps
Adjusted EBITDA[2]	96,363	71,725	34%	26,470	264%
Adjusted EBITDA Margin	18.6%	11.0%	750 bps	6.1%	1,250 bps
Net Income (ex- the sale of AUSA)	31,651	8,045	293%	(39,791)	-180%
( - ) Alphaville Equity Income	(16,960)	(20,738)	-18%	3,427	595%
Net Income (ex- AUSA Sale and Equity Income)	14,691	(12,693)	216%	(36,364)	140%

1) Adjusted by capitalized interests;

2) EBITDA adjusted by expenses associated with stock option plans. as this is a non-cash expense;

3) Consolidated EBITDA includes the effect of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$367.6 million in the 1Q15. The consolidated margin for the quarter was 39.5%.

Table 45. Gafisa Group – Results to be recognized (REF) (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Revenues to be recognized	930,601	1,025,195	-9%	1,641,262	-43%
Costs to be recognized (units sold)	(563,034)	(628,751)	-10%	(1,047,507)	-46%
Results to be Recognized	367,567	396,444	-7%	593,755	-38%
Backlog Margin	39.5%	38.7%	83 bps	36.2%	332 bps

31

Alphaville net revenues reached R$ 240 million in 1Q15

São Paulo, May 7th, 2015 – Alphaville Urbanismo SA releases its results for the 1st quarter of the year.

Financial Results

In the first quarter of 2015, net revenues were R$ 240 million, 58.7% above the same period of 2014.

	1Q15	1Q14	∆
Net revenue	240	151	58,7%
Net profit	35	-9	N/A
Net margin	15%	-6%

Net profit in the first quarter of 2015 was R$ 35 million, representing an increase of R$ 44 million considering 1Q14.

  For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164

32

Financial Statements Gafisa Segment

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net Revenue	340,058	490,947	-31%	326,750	4%
Operating Costs	(241,911)	(389,833)	-38%	(237,860)	2%
Gross Profit	98,147	101,114	-3%	88,890	10%
Gross Margin	28.9%	20.6%	827 bps	27.2%	166 bps
Operating Expenses	(60,622)	(83,658)	-28%	(79,923)	-24%
Selling Expenses	(14,092)	(25,930)	-46%	(18,995)	-26%
General and Administrative Expenses	(28,885)	(28,947)	0%	(32,449)	-11%
Other Operating Revenues/Expenses	(28,521)	(23,194)	23%	(15,991)	78%
Depreciation and Amortization	(8,279)	(33,346)	-75%	(11,206)	-26%
Equity income	1,.157	27,759	-31%	(1,282)	1,594%
Operational Result	37,527	17,456	115%	8,967	318%
Financial Income	19,277	22,218	-13%	31,160	-38%
Financial Expenses	(29,021)	(13,153)	121%	(38,984)	-26%
Net Income Before Taxes on Income	27,783	26,521	5%	1,143	2,331%
Deferred Taxes	(2,012)	(1,315)	53%	(292)	589%
Income Tax and Social Contribution	(5,338)	12,387	143%	(3,730)	43%
Net Income After Taxes on Income	20,433	37,593	-46%	(2,879)	810%
Minority Shareholders	228	774	-71%	(548)	142%
Net Result	20,205	36,819	-45%	(2,331)	967%

33

Financial Statements Tenda Segment

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net Revenue	179,443	158,329	13%	105,951	69%
Operating Costs	(128,390)	(108,796)	18%	(97,493)	32%
Gross Profit	51,053	49,533	3%	8,458	504%
Gross Margin	28.5%	31.3%	-283 bps	8.0%	2,047 bps
Operating Expenses	(36,603)	(80,835)	-55%	(43,311)	-15%
Selling Expenses	(13,021)	(11,212)	16%	(11,787)	10%
General and Administrative Expenses	(14,783)	(24,235)	-39%	(18,970)	-22%
Other Operating Revenues/Expenses	(5,034)	(25,530)	-80%	(10,003)	-50%
Depreciation and Amortization	(3,390)	(4,191)	-19%	(2,816)	20%
Equity pickup	(375)	(15,667)	-98%	265	-242%
Operational Result	14,450	(31,302)	146%	(34,853)	141%
Financial Income	13,335	15,942	-16%	13,036	2%
Financial Expenses	(11,807)	(14,911)	-21%	(13,126)	-10%
Net Income Before Taxes on Income	15,978	(30,271)	153%	(34,943)	146%
Deferred Taxes	(3,288)	1,851	-278%	759	-533%
Income Tax and Social Contribution	(1,522)	(766)	99%	(3,334)	-54%
Net Income After Taxes on Income	11,168	(29,186)	138%	(37,518)	130%
Minority Shareholders	(278)	(412)	-33%	(58)	379%
Net Result	11,446	(28,774)	140%	(37,460)	131%

34

Consolidated Financial Statements

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net Revenue	519,501	649,276	-20%	432,701	20%
Operating Costs	(370,301)	(498,629)	-26%	(335,353)	10%
Gross Profit	149,200	150,647	-1%	97,348	53%
Gross Margin	28.7%	23.2%	552 bps	22.5%	622 bps
Operating Expenses	(97,225)	(164,493)	-41%	(123,234)	-21%
Selling Expenses	(27,113)	(37,142)	-27%	(30,782)	-12%
General and Administrative Expenses	(43,668)	(53,182)	-18%	(51,419)	-15%
Other Operating Revenues/Expenses	(33,555)	(48,724)	-31%	(25,994)	29%
Depreciation and Amortization	(11,669)	(37,537)	-69%	(14,022)	-17%
Equity pickup	18,782	12,092	55%	(1,017)	1947%
Operational Result	51,977	(13,846)	475%	(25,886)	301%
Financial Income	32,612	38,160	-15%	44,196	-26%
Financial Expenses	(40,828)	(28,064)	45%	(52,110)	-22%
Net Income Before Taxes on Income	43,761	(3,750)	1,267%	(33,800)	229%
Deferred Taxes	(5,300)	536	-1,089%	467	-1,235%
Income Tax and Social Contribution	(6,860)	11,621	-159%	(7,064)	3%
Net Income After Taxes on Income	31,601	8,407	276%	(40,397)	178%
Minority Shareholders	(50)	362	-114%	(606)	92%
Net Result	31,651	8,045	293%	(39,791)	180%

35

Balance Sheet Gafisa Segment

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Current Assets
Cash and cash equivalents	680,412	662,682	3%	968,514	-30%
Receivables from clients	1,074,721	1,126,045	-5%	1,259,692	-15%
Properties for sale	1,225,675	1,144,604	7%	972,509	26%
Other accounts receivable	199,545	179,103	11%	215,806	-8%
Deferred selling expenses	8,584	9,711	-12%	23,206	-63%
Land for sale	6,074	6,074	0%	7,342	-17%
	3,195,011	3,128,219	2%	3,280,914	-3%

Long-term Assets
Receivables from clients	384,928	358,721	7%	309,318	24%
Properties for sale	572,410	590,030	-3%	515,780	11%
Financial Instruments	0	0	0%	0	0%
Other	163,184	157,644	4%	220,577	-26%
	1,120,522	1,106,395	-1%	1,045,675	7%
Intangible	59,949	62,687	-4%	61,332	-2%
Investments	1,947,616	1,912,233	2%	2,061,910	-6%

Total Assets	6,323,098	6,209,534	2%	6,615,987	-4%

Current Liabilities
Loans and financing	537,032	530,851	1%	479,409	12%
Debentures	329,876	314,770	5%	382,234	-14%
Obligations for purchase of land and clients	274,886	279,987	-2%	315,003	-13%
Materials and service suppliers	81,459	71,670	14%	80,811	1%
Taxes and contributions	65,117	68,911	-6%	52,841	23%
Investor Obligations	8,717	9,935	-12%	12,421	-30%
Other	393,962	339,413	10%	388,434	1%
	1,692,267	1,615,537	3%	1,711,153	-1%

Long-term Liabilities
Loans and financings	796,607	817,641	-3%	838,017	-5%
Debentures	541,712	484,712	12%	656,982	-18%
Obligations for purchase of land and clients	61,234	80,069	-24%	69,222	-12%
Deferred taxes	27,560	26,809	3%	45,132	-39%
Provision for contingencies	75.190	60,718	24%	67,367	-12%
Investor Obligations	4,713	7,145	-34%	10,794	-56%
Other	65,951	59,445	11%	88,747	-25%
	1,560,927	1,536,539	2%	1,776,261	-12%

Shareholders' Equity
Shareholders' Equity	3,066,949	3,055,344	0%	3,106,356	-1%
Minority Shareholders	2,954	2,114	40%	22,216	-87%
	3,069,903	3,057,458	0%	3,128,572	-2%
Total Liabilities and Shareholders' Equity	6,323,097	6,209,534	2%	6,615,987	-4%

36

Balance Sheet Tenda Segment

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Current Assets
Cash and cash equivalents	435,756	494,572	-12%	594,712	-27%
Receivables from clients	401,285	314,453	28%	461,984	-13%
Properties for sale	563,291	551,213	2%	526,490	7%
Other accounts receivable	117,337	114,352	3%	126,842	-7%
Prepaid expenses	-	-	0%	7.125	-
Land for sale	107,415	104,489	3%	103,675	4%
	1,625,084	1,579,079	3%	1,820,828	-11%
Long-term Assets
Receivables from clients	32,818	26,100	26%	22,802	44%
Properties for sale	196,378	226,495	-13%	137,394	43%
Financial Instruments	-	-	0%	-	0%
Other	72,751	76,629	-5%	83,012	-12%
	301,947	329,224	-8%	243,208	24%
Intangible	33,935	37,431	-9%	35,314	-4%
Investments	188,315	179,455	5%	208,193	-10%

Total Assets	2,149,281	2,125,189	1%	2,307,543	-7%
Current Liabilities
Loans and financing	9,084	19,207	-53%	81,049	-89%
Debentures	198,979	189,617	5%	219,201	-9%
Obligations for purchase of land and clients	223,977	210,618	6%	45,197	396%
Materials and service suppliers	20,932	23,461	-11%	25,694	-19%
Taxes and contributions	71,763	71,251	1%	59,894	20%
Other	168,783	157,581	7%	350,550	-52%
	693,518	671,735	3%	781,585	-11%
Long-term Liabilities
Loans and financings	24,663	29,726	-17%	86,943	-72%
Debentures	200,000	200,000	0%	200,000	0%
Obligations for purchase of land and clients	14,824	21,068	-30%	13,593	9%
Deferred taxes	11,603	7,931	46%	8,872	31%
Provision for contingencies	68,154	69,734	-2%	57,630	18%
Other	29.935	42.649	-30%	66.584	-55%
	349,179	371,108	-6%	433,622	-19%
Shareholders' Equity
Shareholders' Equity	1,070,450	1,058,477	5%	1,067,782	4%
Minority Shareholders	36,134	23,869	51%	24,554	47%
	1,106,584	1,082,346	2%	1,092,336	1%
Total Liabilities and Shareholders' Equity	2,149,281	2,125,189	1%	2,307,543	-7%

37

Consolidated Balance Sheets

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Current Assets
Cash and cash equivalents	1,116,168	1,157,254	-4%	1,563,226	-29%
Receivables from clients	1,476,007	1,440,498	2%	1,721,676	-14%
Properties for sale	1,788,967	1,695,817	5%	1,498,999	19%
Other accounts receivable	295,846	271,319	9%	176,493	68%
Prepaid expenses and others	15,322	15,441	-1%	30,331	-49%
Land for sale	113,489	110,563	3%	111,017	2%
	4,805,799	4,690,892	2%	5,101,742	-6%

Long-term Assets
Receivables from clients	417,746	384,821	9%	332,120	26%
Properties for sale	768,789	816,525	-6%	653,174	18%
Other	220,969	219,308	1%	288,631	-23%
	1,407,504	1,420,654	-2%	1,273,925	9%
Intangible	119,360	125,594	-5%	139,726	-15%
Investments	1,001,235	968,711	3%	1,102,718	-9%

Total Assets	7,333,898	7,205,851	2%	7,618,111	-4%

Current Liabilities
Loans and financing	546,115	550,058	-1%	560,458	-3%
Debentures	528,856	504,387	5%	601,435	-12%
Obligations for purchase of land and clients	498,857	490,605	2%	360,200	38%
Materials and service suppliers	102,391	95,131	8%	138,536	-26%
Taxes and contributions	110,933	114,424	-3%	112,735	-2%
Investor Obligations	8,717	6,317	38%	12,421	-30%
Other	575,615	509,945	13%	540,850	6%
	2,371,484	2,270,867	4%	2,326,682	2%

Long-term Liabilities
Loans and financings	821,270	847,367	-3%	924,960	-11%
Debentures	741,712	684,712	8%	856,982	-13%
Obligations for purchase of land and clients	76,059	101,137	-25%	82,815	-8%
Deferred taxes	39,164	34,740	13%	54,004	-27%
Provision for contingencies	143,990	83,479	72%	124,997	15%
Investor Obligations	4,713	4,713	0%	10,794	-56%
Other	64,615	120,433	-46%	107,366	-40%
	1,891,523	1,876,581	1%	2,161,918	-13%

Shareholders' Equity
Shareholders' Equity	3,066,952	3,055,345	0%	3,106,358	-1%
Minority Shareholders	3,939	3,058	29%	23,153	-83%
	3,070,891	3,058,403	0%	3,129,511	-2%
Liabilities and Shareholders' Equity	7,333,898	7,205,851	2%	7,618,111	-4%

38

Cash Flow

	1Q15	1Q14
Income Before Taxes on Income	43,761	(33,798)
Expenses (income) not affecting working capital	44,533	64,453
Depreciation and amortization	11,669	14,022
Impairment allowance	-	(2,294)
Expense on stock option plan	2,618	3,589
Penalty fee over delayed projects	(2,079)	(612)
Unrealized interest and charges. net	16,414	23,956
Equity pickup	(18,782)	1,017
Disposal of fixed asset	216	1,715
Warranty provision	6,925	(3,478)
Provision for contingencies	26,070	26,149
Profit sharing provision	2,914	4,789
Allowance (reversal) for doubtful debts	317	(4,586)
Profit / Loss from financial instruments	2,756	186
Clients	(65,295)	178,657
Properties for sale	(57,683)	(77,087)
Other receivables	10,231	8,236
Deferred selling expenses and pre-paid expenses	120	4,857
Obligations on land purchases	(16,820)	(45,335)
Taxes and contributions	(3,491)	(26,272)
Accounts payable	7,259	59,194
Salaries. payroll charges and bonus provision	4,289	(864)
Other accounts payable	(7,385)	(43,455)
Current account operations	1,514	(58,011)
Paid taxes	(12,160)	(84,682)
Cash used in operating activities	(51,127)	(54,107)
Investments activities
Purchase of property and equipment	(5,651)	(12,738)
Redemption of securities. restricted securities and loans	1,180,350	1,115,783
Investments in marketable securities. restricted securities	(1,024,416)	(680,534)
Investments increase	(175)	(5,514)
Dividends receivables	-	2,625
Cash used in investing activities	150,108	419,622
Financing activities
Contributions from venture partners	2,400	(100,464)
Increase in loans and financing	200,321	175,391
Repayment of loans and financing	(165,306)	(315,039)
Stock repurchase	(22,135)	(22,728)
Dividend payments	-	(117,125)
Mutual Operations	587	(11,240)
Net cash provided by financing activities	15,867	(391,205)
Net increase (decrease) in cash and cash equivalents	114,848	(25,690)
At the beginning of the period	109,895	215,193
At the end of the period	224,743	189,503
Net increase (decrease) in cash and cash equivalents	114,848	(25,690)

39

About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to  growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects  delivered under the Gafisa brand - more than any other company in Brazil.   Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the  upper-middle and upper class segments  through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And,, it participates through its  30% interest in Alphaville, a leading urban developer, in the national development and  sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

40

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer